Filer: Journal Communications, Inc.
                                           Filer: Journal Employees' Stock Trust
                                                      Filer: The Journal Company

                           Pursuant To Rule 425 under the Securities Act of 1933
             and deemed filed pursuant to Rules 13e-4(c), 14a-12(b) and 14d-2(b)
                                       under the Securities Exchange Act of 1934

                                   Subject Company: Journal Communications, Inc.
                                                  Journal Employees' Stock Trust
                                                    The Journal Company Reg. No.
                                                                    (333-105209)

                                                                  August 5, 2003


Script for proxy solicitation

Good morning (afternoon). This is _____(name)__________ . I'm a unitholder, as you are, and I volunteered to make some telephone calls to encourage unitholders to vote in favor of the permanent capital proposals. It's important that everyone vote their units.

I've been a unitholder for many years, and you probably have too. I personally support the changes, and I hope that you will too.

I'm not the expert on the details. If you have any questions, I'd be happy to collect them and someone will get back to you. If you would prefer, you can call Bob Dye directly at 414-224-2725, e-mail him at rdye@jc.com or e-mail Steve Smith at ssmith@jc.com

Otherwise, please be sure to vote soon.

(If voice mail / answering machine, conclude with: Thanks for your time. This is (name). You do not need to return this phone call, but please do vote soon in favor of the permanent capital proposals. You can reach me at (phone number) if you'd like to call back.)


                                      *****

Journal Communications, Inc. and the Journal Employees' Stock Trust ("JESTA") may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may also include the directors and executive officers of Journal Communications, Inc. and the trustees of JESTA. A list of the names of the directors and executive officers of Journal Communications, Inc. is contained in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) under "Journal Co". As of the date of this communication, none of the foregoing participants, other than JESTA, individually beneficially owns in excess of 5% of Journal Communications, Inc.'s common stock. Except as disclosed above and in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4, to the knowledge of Journal Communications, Inc. and JESTA, none of the directors or executive officers of Journal Communications, Inc. or trustees of JESTA has any material interest, direct or indirect, by security holdings or otherwise, in the proposed share exchange.

More detailed information pertaining to the proposals of Journal Communications, Inc. and JESTA are and will be set forth in appropriate filings that have been and will be made with the SEC, including the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4 relating to the proposed share exchange and the Schedule TO relating to the proposed tender offer. We urge shareholders and unitholders to read documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders and unitholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.